Exhibit 99.1

Subscription Agreement

Cambridge Antibody Technology Group plc

and

AstraZeneca UK Limited

2004

THIS AGREEMENT is made on            November 2004

BETWEEN:

(1)	CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC (registered in England, no. 3234033) whose registered office is at Milstein Building, Granta Park, Cambridge CB1 6GH, United Kingdom (“CAT”); and

(2)	ASTRAZENECA UK LIMITED (registered in England, no. 03674842) whose registered office is at 15 Stanhope Gate, London W1K 1LN (“AstraZeneca”).

RECITALS:

(A)	CAT is a public company limited by shares incorporated on 5 August 1996 in England and Wales under the Act and having at the date of this Agreement an authorised share capital of £7,500,000 divided into 75,000,000 Ordinary Shares of which 41,110,251 are issued and fully paid.

(B)	AstraZeneca has agreed to subscribe for the Subscription Shares on the terms and subject to the conditions set forth in this Agreement.

(C)	The parties wish to enter into this Agreement in order to record the basis on which the Subscription shall be made.

THE PARTIES AGREE AS FOLLOWS:

1.	DEFINITIONS

1.1	In this Agreement, except where the context otherwise requires:

“Accounts” means the audited consolidated balance sheet of the CAT Group and the audited balance sheet of CAT as at 30 September 2003, the audited consolidated profit and loss account of the CAT Group for the year ended 30 September 2003 and the consolidated cash flow statement of the CAT Group for the year ended 30 September 2003, together with the notes and directors report and auditors report incorporated therein;

“Accounts Date” means 30 September 2003;

“Act” means the Companies Act 1985 (as amended);

“Admission” means the admission of the Subscription Shares to the Official List becoming effective within the meaning of paragraph 7.1 of the Listing Rules and the admission of such shares to trading by the London Stock Exchange’s market for listed securities becoming effective in accordance with the Admission and Disclosure Standards of the London Stock Exchange;

“Affiliate” means in relation to either party to this Agreement, a person which is either wholly or in part controlled by, or controls or is under common control with that party and for the purpose of this definition “control” shall have the meaning ascribed to it in the Code being a holding, or aggregate holdings of shares carrying 30 per cent. or more of the voting rights exercisable at a general meeting of a company, irrespective of whether the holding or holdings gives de facto control;

“AstraZeneca’s Lawyers” means Linklaters of One Silk Street, London EC2Y 8HQ;

“AstraZeneca Warranties” means the warranties and representations made by AstraZeneca contained in Clause 5;

“Board” means the board of Directors of CAT or a duly authorised committee thereof;

“Business Day” means any day other than a Saturday, Sunday, bank or other public holiday in England or Wales;

“CAT Group” means CAT and its subsidiaries from time to time and references to “a member of the CAT Group” shall be construed accordingly;

“CAT Warranties” means the warranties and representations made by CAT contained in Clause 4.1;

“Circular” means the circular, substantially in the agreed form, to be sent to the shareholders of CAT detailing the resolutions to be passed to permit the Subscription to be completed;

“Code” means the City Code on Takeovers and Mergers;

“Collaboration Agreement” means the collaboration agreement in the agreed form to be entered into between CAT and AstraZeneca on or about the date hereof;

“Completion” means completion of the Subscription in accordance with the provisions of this Agreement;

“Conditions” means the conditions precedent set out in Clause 2.1;

“Directors” means the directors for the time being of CAT;

“Draft Listing Particulars” means the draft of the Listing Particulars dated 20 November 2004;

“FSMA” means the Financial Services and Markets Act 2000 (as amended);

“holding company” means a holding company within the meaning of section 736 of the Act;

“Listing Particulars” means the listing particulars to be published by CAT in accordance with the Listing Rules in relation to the Subscription Shares which shall be in the form of the Draft Listing Particulars, subject only to any changes (i) which are non-substantive in nature, or (ii) required by the UK Listing Authority, or (iii) describing events or circumstances which occur or which CAT becomes aware of after the date of this Agreement provided that any changes to those parts of the Draft Listing Particulars relating to AstraZeneca plc or any of its subsidiaries must be agreed to by AstraZeneca (acting reasonably and promptly) in writing prior to the publication of the Listing Particulars. For the purposes of this Agreement, references to “Listing Particulars” shall, where appropriate, be deemed to include any supplementary listing particulars required to be published under section 81 of the FSMA;

“Listing Rules” means the publication entitled “The Listing Rules” produced by the UK Listing Authority;

“London Stock Exchange” means London Stock Exchange plc;

“Official List” means the Official List of the UK Listing Authority;

“Ordinary Shares” means the ordinary shares of 10p each in the capital of CAT having the rights set out in its articles of association (or any shares into which such ordinary shares are sub-divided or consolidated);

“Preliminary Accounts” means the audited consolidated profit and loss account, statement of total recognised gains and losses, balance sheet and cash flow statement of the CAT Group, and associated notes, for the year ended 30 September 2004;

“Regulation S” means Regulation S under the Securities Act;

“SEC” means the US Securities Exchange Commission;

“Securities Act” means the US Securities Act of 1933, as amended;

“Sterling or £” means the lawful currency for the time being of the United Kingdom;

“Subscription” means the subscription by AstraZeneca at the Subscription Price for the Subscription Shares;

“Subscription Price” means the aggregate price in Sterling to be paid by AstraZeneca for the Subscription Shares being £74,999,995.22;

“Subscription Shares” means the 10,217,983 Ordinary Shares to be subscribed for by AstraZeneca and issued by CAT hereunder;

“subsidiary” means a subsidiary within the meaning of section 736 of the Act;

“UK Listing Authority” means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functions in respect of the admission to the Official List of the UK Listing Authority otherwise than in accordance with Part VI of FSMA, including where the context permits, any committee, employee, officer or servant to whom any function of the UK Listing Authority may for the time being be delegated;

“US” means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;

“US Dollar or US$” means the lawful currency for the time being of the United States of America; and “US Securities Laws” means the Securities Act and any US state securities laws.

1.2	words denoting any gender shall include all genders;

1.3	words denoting the singular shall in include the plural and vice versa;

1.4	references to persons shall include individuals, bodies corporate, unincorporated associations and partnerships;

1.5	the headings are inserted for convenience only and shall not affect the construction of this Agreement;

1.6	references to Recitals, Appendices and Clauses are to the Recitals, Appendices and Clauses of this Agreement respectively;

1.7	any reference to an enactment is a reference to it as from time to time amended, consolidated or re-enacted and includes all instruments or orders made thereunder;

1.8	any reference to a document “in the agreed form” or any other similar expressions is to the form of the relevant document agreed between the parties and for the purposes of identification initialled by them or on their behalf;

1.9	any reference to a “breach of Warranty” shall mean that the relevant Warranty is untrue or inaccurate;

1.10	any reference to a Condition being “satisfied” shall include such provision having been waived in whole or in part in writing by both parties to this Agreement.

2.	CONDITIONS PRECEDENT

2.1	The obligations of AstraZeneca and CAT under Clause 3.1 are conditional upon:

(a)	the formal approval of the Listing Particulars by the UK Listing Authority in accordance with the Listing Rules and, subject thereto, the delivery of a copy of the Listing Particulars to the Registrar of Companies in England and Wales for registration in accordance with section 83 of FSMA;

(b)	the passing at a duly convened and held extraordinary general meeting of CAT of the resolution in the agreed form to disapply pre-emption rights in relation to the allotment of the Subscription Shares to AstraZeneca;

(c)	(i) the UK Listing Authority having agreed, subject only to allotment, to admit the Subscription Shares to the Official List, (ii) the London Stock Exchange having agreed, subject only to allotment, to admit the Subscription Shares to trading and (iii) Admission having become effective;

(d)	no government or governmental, supranational or state agency or regulatory body having (by the date on which, the conditions set out in sub-Clauses 2.1(a), 2.1(b) and 2.1(c) have been satisfied):

(i)	instituted or threatened any action, suit or investigation to restrain, prohibit or otherwise challenge the entry into or execution or performance (in whole or in part) of this Agreement; or

(ii)	threatened to take any action as a result of or in anticipation of the implementation of this Agreement; or

(iii)	proposed or enacted any statute or regulations which would prohibit, materially restrict or materially delay implementation of this Agreement; and

(e)	the Collaboration Agreement being entered into and becoming unconditional other than in respect of any condition relating to this Agreement.

2.2	CAT shall use its best endeavours to ensure the satisfaction of the conditions set out in Clause 2.1 and AstraZeneca shall use its best endeavours to ensure the satisfaction of the conditions set out in Clauses 2.1(d) and 2.1(e), in each case as soon as possible, (and, in any event, by 31 December 2004) provided that this shall not give rise to an obligation on the part of either party to assume material expenditure to achieve the same or require either party to take such action which would be likely to have such a detrimental effect on the current or future development of the business of that party that it would be unreasonable to expect that party to take it.

2.3	Without prejudice to Clause 2.2, CAT and AstraZeneca agree that all requests and enquiries from any government, governmental, supranational or trade agency, court or other regulatory body shall be dealt with by CAT and AstraZeneca in consultation with each other and CAT and AstraZeneca shall promptly co-operate with and provide all necessary information and assistance reasonably required by such government, agency, court or body upon being requested to do so by the other.

2.4	In particular, CAT undertakes to and agrees with AstraZeneca that:

(a)	CAT will publish the Listing Particulars as soon as reasonably practicable and in any event within 10 Business Days from the date of this Agreement;

(b)	CAT will post the Circular to CAT shareholders as soon as reasonably practicable and in any event within three Business Days from the date of this Agreement;

(c)	to the extent consistent with their fiduciary duties, the Directors will (i) unanimously recommend CAT’s shareholders to vote in favour of the resolution referred to in Clause 2.1(b), (ii) vote any shares held beneficially by them in CAT in favour of the resolution, (iii) not adjourn the shareholders’ meeting at which that resolution is to be considered, or take any other step that would preclude CAT’s shareholders from voting on such resolution; and

(d)	CAT will hold an extraordinary general meeting of its shareholders, notice of which will be given in the Circular, by no later than the first Business Day following the date 23 days after the date of the Circular, unless CAT has received the prior written consent of AstraZeneca to seek an adjournment of, or to delay or postpone, such meeting (such consent not to be unreasonably withheld or delayed).

2.5	If the Conditions set out in Clause 2.1 have not been satisfied by 31 December 2004 or by such later date as may be agreed in writing between CAT and AstraZeneca (the “Long Stop Date"), this Agreement shall thereupon become null and void and neither party shall have any rights against the other except as regards (i) Clause 2.6 below (where relevant) and (ii) any breaches of this Agreement which have occurred prior thereto.

2.6	If the condition in Clause 2.1(b) is not satisfied on or before the earlier of (i) the date of the extraordinary general meeting referred to in Clause 2.1(b) (the “EGM”) or (ii) the Long Stop Date (such date being the “Reference Date"), and the Directors have either (a) removed their unanimous recommendation to the shareholders of CAT to vote in favour of the resolution referred to in Clause 2.1(b) or (b) adjourned the EGM to a date after 31 December 2004 (or such later date as may be agreed in writing between CAT and AstraZeneca), CAT shall pay the sum of £500,000 to AstraZeneca. If such sum becomes payable by CAT pursuant to this Clause 2.6, it shall be paid within five Business Days of the Reference Date by crediting for same day value the bank account specified by AstraZeneca. If CAT defaults on the payment of such sum, CAT’s liability shall be increased to include interest on such sum, such interest to accrue from the day following the fifth Business Day after the Reference Date at the rate of 3 per cent. above the three month LIBOR rate. Such interest shall accrue from day to day and shall be compounded.

2.7	CAT hereby covenants with and undertakes to AstraZeneca that, from the date of this Agreement until the earlier of (i) the date this Agreement is terminated or lapses in accordance with its terms, or (ii) the date of Completion, that it will not:

(a)	reclassify, consolidate, divide or sub-divide any of its shares;

(b)	declare or pay any dividend in respect of any of its shares by reference to a record date occurring on or before the date of this Agreement;

(c)	issue any further shares in CAT (other than pursuant to any share options granted prior to the date of this Agreement in the ordinary course, CAT’s share incentive plan and proposed awards of shares to non-executive directors); nor

(d)	buy back any of its shares.

2.8	CAT shall comply with section 81 of the FSMA and will promptly:

(a)	notify AstraZeneca if circumstances arise which require or may require the publication of any supplementary listing particulars in accordance with section 81 of the FSMA;

(b)	consult with AstraZeneca as to the contents of any supplementary listing particulars and comply with all reasonable requirements of AstraZeneca in relation to any reference to AstraZeneca plc or any of its subsidiaries therein; and

(c)	publish such supplementary listing particulars in such manner as may be required by the Listing Rules.

2.9	If supplementary listing particulars are published, representations and warranties relating to the Listing Particulars given pursuant to Clause 4.1(g) shall be deemed to be repeated on the date of publication of such supplementary listing particulars and when so repeated shall be read and construed as if the references therein to the Listing Particulars meant the Listing Particulars when read together with such supplementary listing particulars.

3.	SUBSCRIPTION

3.1	Subject to satisfaction of the Conditions set out in Clause 2.1 (save for Condition 2.1(c)(iii)), AstraZeneca agrees to subscribe, on the second Business Day following the satisfaction of the last of the Conditions set out in Clauses 2.1(a) and 2.1(b), in cash at the Subscription Price for, and CAT agrees to allot and issue to AstraZeneca, the Subscription Shares and for such purpose AstraZeneca shall be deemed to have served on CAT an application to subscribe for the Subscription Shares.

3.2	On the Business Day following the satisfaction of the last of the Conditions set out in Clauses 2.1(a) and 2.1(b), AstraZeneca shall procure that AstraZeneca’s Lawyers deliver a letter of undertaking to CAT confirming that they hold, in their client account, an amount of money equal to the Subscription Price and that, upon Admission of the Subscription Shares, they will hold that money to the order of CAT.

3.3	Subject to CAT having received the letter of undertaking referred to in Clause 3.2, completion of the Subscription shall take place at the offices of CAT immediately upon Admission becoming effective and:

(a)	AstraZeneca shall procure that AstraZeneca’s Lawyers transfer the monies paid for the Subscription Shares to CAT by telegraphic transfer into the account in the name of CAT with The Royal Bank of Scotland, London City Office, PO Box 412, 62/63 Threadneedle Street, London EC2R 8LA; sort code number 15-10-00; account number 22083611; and

(b)	CAT shall procure that AstraZeneca shall be entered in the register of members of CAT as the holder of the Subscription Shares and shall procure that its registrars prepare and deliver to AstraZeneca a certificate in respect of the Subscription Shares.

3.4	Following the completion of the Subscription, CAT shall ensure that, within the time limits prescribed by statute, all documents and forms which require filing with the Registrar of Companies shall be so filed.

3.5	CAT hereby agrees that it will make timely application to the UK Listing Authority for the admission of the Subscription Shares to the Official List and to the London Stock Exchange for admission of the Subscription Shares to trading and will use its best endeavours to obtain Admission and, for such purposes, CAT will (i) supply all such information, give all such undertakings, execute all such documents, pay such fees and do or procure to be done all such things as may be reasonably required by the UK Listing Authority or London Stock Exchange (as appropriate) and (ii) publish and make available copies of the Listing Particulars at the Document Viewing Facility of the UK Listing Authority and elsewhere as required by Chapter 8 of the Listing Rules (provided that this shall not give rise to an obligation on the part of CAT to assume material expenditure to achieve the same or require CAT to take such action which would be likely to have such a detrimental effect on the current or future development of CAT’s business that it would be unreasonable to expect CAT to take it).

3.6	When paid for in accordance with this Agreement, the Subscription Shares shall be issued fully paid without any further right of CAT or obligation of AstraZeneca to require or make, as the case may be, any further payment therefor free from all liens, charges and encumbrances (other than any resale restrictions imposed by US Securities Laws) and shall rank in all respects pari passu with the issued Ordinary Shares in issue on the date of allotment of the Subscription Shares and shall rank in full for all dividends or other distributions declared made or paid on the Ordinary Shares by reference to a record date falling after the date of allotment of the Subscription Shares.

3.7	All payments made under this Agreement shall be made in Sterling.

4.	THE CAT WARRANTIES AND UNDERTAKING

4.1	CAT represents and warrants to AstraZeneca that:-

(a)	subject to the satisfaction of the Conditions contained in Clause 2.1, all necessary authorisations, approvals, consents and licences required by CAT for entering into and performing this Agreement including, without limitation, the issue of the Subscription Shares and their Admission as contemplated herein, have been obtained or will be obtained in the period specified in this Agreement and all such authorisations, approvals, consents or licences are in full force and effect or will be in full force and effect within such specified periods and the performance of this Agreement, including the issue of the Subscription Shares, will not:

(i)	put CAT in contravention of any agreements which CAT has with third parties or of any law or any provision of its memorandum or articles of association nor

(ii)	trigger any rights of third parties contained in any material contracts with CAT to allow such third parties to terminate early or materially vary the terms of such contracts;

(b)	subject to the satisfaction of the Conditions contained in Clause 2.1, CAT has power under its memorandum and articles of association to issue the Subscription Shares and to enter into and perform this Agreement in accordance with its terms without any further sanction. Subject to the satisfaction of the Conditions contained in Clause 2.1, the execution, delivery and performance of this Agreement and any other agreements executed in connection herewith have been duly authorised by all necessary corporate actions including all necessary shareholder resolutions which remain in full force and effect;

(c)	this Agreement and any other agreement and instruments executed in connection herewith are valid and binding obligations on CAT and enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganisation, moratorium and other similar laws affecting the rights of creditors generally and the exercise of judicial discretion in accordance with general principles of equity;

(d)	save as disclosed in paragraph 12(i) of Part VI of the Draft Listing Particulars, CAT is under no obligation and is not a party to any agreement requiring it to issue, and no person has the right (whether exercisable now or in the future and whether contingent or not) to call for the allotment, conversion, issue, sale or transfer of any share or loan capital or any other security giving rise to a right over the capital of any member of the CAT Group under any option or other agreement (including conversion rights and rights of pre-emption), other than any share options granted prior to the date of this Agreement in the ordinary course, CAT’s share incentive plan and proposed awards of shares to non-executive directors;

(e)	subject to the satisfaction of the Conditions contained in Clause 2.1, the Subscription Shares are not subject to any pre-emptive rights or rights of first refusal and will be free of liens, charges and encumbrances (other than any resale restrictions imposed by US Securities Laws);

(f)	the extraordinary general meeting of CAT called to consider the resolution in the agreed form to disapply pre-emption rights in relation to the allotment of the Subscription Shares to AstraZeneca shall be properly convened and conducted;

(g)	there is no information (other than information relating to AstraZeneca plc and/or its subsidiaries) which has not been disclosed in the Draft Listing Particulars or the Listing Particulars (a) which investors and their professional advisers would reasonably require, and reasonably expect to find in the Listing Particulars, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of CAT and of the rights attaching to the Subscription Shares, having regard to the matters referred to in Section 80(4) of the FSMA, or (b) which should be taken into account by the UK Listing Authority in considering the application for listing of the Subscription Shares provided that any requirement by the UKLA to make changes to the Draft Listing Particulars shall not be evidence of a breach of this warranty.

(h)	the information (other than information relating to AstraZeneca plc and/or its subsidiaries) contained in the Circular is materially accurate and provides all information that is required to be included in such a document pursuant to the Listing Rules, the Act, FSMA and CAT’s articles of association;

(i)	no third party has any right to set aside the transactions contemplated by this Agreement; and

(j)	there are no issued shares of CAT other than Ordinary Shares;

(k)	the Accounts:

(i)	give a true and fair view of the state of the CAT Group’s affairs and of its assets and liabilities as at, and of the profits and losses of the Company and the CAT Group for the financial period ended on, the Accounts Date;

(ii)	were prepared and audited in compliance with all applicable laws and accounting conventions, standards, principles and practices generally accepted in the United Kingdom and all applicable Financial Reporting Standards, Statements of Standard Accounting Practice, Interim Statements, Urgent Issues Task Force Abstracts, Exposure Drafts, Technical Releases and Audit Guidelines (whether mandatory or advised) (“Accounting Practice”); and

(iii)	were prepared on a consistent basis and using consistent Accounting Practice for the previous three financial years ended on the Accounts Date;

(l)	the Preliminary Accounts:

(i)	give a true and fair view of the state of the CAT Group’s affairs and of its assets and liabilities as at, and of the profits and losses of the CAT Group for the financial period ended on, 30 September 2004;

(ii)	were prepared and audited in compliance with Accounting Practice; and

(iii)	were prepared on a consistent basis and using consistent Accounting Practice for the previous three financial years ended on 30 September 2004;

(m)	no consent, approval, authorisation, or order of, or filing with, any governmental authority is required for the consummation of the transactions contemplated by this Agreement, except in connection with Admission;

(n)	there is no litigation or governmental proceedings or investigation current or, to the best of the knowledge of CAT, pending or threatened against CAT relating to or affecting the execution, delivery and performance of this Agreement;

(o)	neither the allotment nor issue of the Subscription Shares or the entry into or performance of this Agreement will infringe the laws or regulations of any jurisdiction including, without limitation, the Listing Rules, the Code, the rules governing Substantial Acquisition of Shares, the Act or FSMA;

(p)	neither CAT nor any of its affiliates (as defined in Rule 405 under the Securities Act), nor any person acting on its behalf has engaged in any “directed selling efforts” (as defined in the Regulation S) with respect to the Subscription Shares;

(q)	the CAT Warranties shall not be extinguished or affected by Completion and shall remain in full force and effect; and

(r)	CAT is a “foreign issuer” (as such term is defined in Regulation S).

4.2	The liability of CAT in respect of any claim under the CAT Warranties (other than claims in respect of the CAT Warranties contained in Clauses 4.1(a) (except part (ii) thereof), 4.1(b), 4.1(c), 4.1(e), 4.1(f) and 4.1(n), in which case no such limit shall apply):

(a)	shall not arise unless and until the amount of such claim (when aggregated with other claims based on essentially the same or similar facts) exceeds £250,000 in respect of any single item;

(b)	shall cease on the earlier of (i) a sale by AstraZeneca of all the Subscription Shares to a non-Affiliate of AstraZeneca and (ii) the expiry of a period of six months following publication of the interim statement of results of the CAT Group for the six months ended 31 March 2005 (except in respect of matters which have been the subject of a bona fide written claim which is made before the relevant date by or on behalf of AstraZeneca to CAT giving sufficient details of all material aspects of the claim, including AstraZeneca’s bona fide estimate of the amount thereof).

4.3	The CAT Warranties shall be separate and independent.

4.4	CAT undertakes to AstraZeneca that if CAT intends to buy back any of its shares (a “buy-back”), it shall allow AstraZeneca to participate in any such buy-back (on no less favourable terms than apply to other shareholders of CAT participating in the buy-back) to the extent necessary to ensure that the percentage holding of CAT’s issued ordinary share capital represented by shares held by AstraZeneca and its Affiliates after the relevant buy-back remains at the level it was at immediately before any such buy-back.

4.5	CAT undertakes to AstraZeneca that it will not declare, make or pay any dividends or other distributions on its Ordinary Shares by reference to a record date falling prior to the date hereof.

4.6	CAT undertakes to AstraZeneca that, if AstraZeneca so requests, it shall use its reasonable endeavours to promptly ensure that the Ordinary Shares held by AstraZeneca at the relevant time are granted registration rights under US Securities Laws that are no less favourable than the registration rights granted by CAT to Genzyme Corporation (“Genzyme") in connection with the 4,300,000 Ordinary Shares subscribed for by Genzyme under a subscription agreement between CAT and Genzyme dated 19 September 2003, and on substantially the same terms and conditions as such registration rights.

5.	THE ASTRAZENECA WARRANTIES AND UNDERTAKINGS

5.1	AstraZeneca represents and warrants to CAT that:-

(a)	all necessary authorisations, approvals, consents and licences required by AstraZeneca for entering into and performing this Agreement including, without limitation, subscribing for the Subscription Shares have been obtained or will be obtained in the period specified in this Agreement and all such authorisations, approvals, consents or licences are in full force and effect or will be in full force and effect within such specified periods and the performance of this Agreement will not put AstraZeneca in contravention of any agreements which AstraZeneca has with third parties or of any law or any provision of its articles of association;

(b)	it is empowered under its articles of association to subscribe for the Subscription Shares and enter into and perform this Agreement in accordance with its terms, without any sanction. The execution, delivery and performance of this Agreement and any other agreements executed in connection herewith have been duly authorised by all necessary corporate actions;

(c)	this Agreement and any other agreement and instruments executed in connection herewith are valid and binding obligations on AstraZeneca and enforceable in accordance with their respective terms subject to applicable bankruptcy, insolvency, reorganisation, moratorium and other similar laws affecting the rights of creditors generally and the exercise of judicial discretion in accordance with general principles of equity;

(d)	there is no litigation or governmental proceedings or investigation current or, to the best knowledge of AstraZeneca, pending or threatened against AstraZeneca relating to or affecting the execution, delivery and performance of this Agreement; and

(e)	neither it nor any of its Affiliates currently has any interests in shares (as defined in section 208 of the Act) in the capital of CAT and the performance of this Agreement will not require AstraZeneca or any of its Affiliates to make an offer for CAT pursuant to Rule 9 of the Code.

5.2	In connection with its subscription for Subscription Shares, AstraZeneca represents, warrants, acknowledges, and agrees that:-

(a)	the Subscription Shares have not been and will not be registered under the Securities Act or any of the securities laws of any state or other jurisdiction of the United States and may not be offered or sold within the United States except in accordance with Regulation S or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

(b)	it is not a “US person” (as defined in Regulation S) and is not acquiring the Subscription Shares with a view to distributing such shares in or into the United States;

(c)	neither it, its affiliates (as defined in Rule 405 under the Securities Act) nor any persons acting on its or their behalf have engaged or will engage in any “directed selling efforts” (as defined in Regulation S) with respect to the Subscription Shares; and

(d)	for so long as the Subscription Shares are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act it will:

(i)	not reoffer, resell, pledge or otherwise transfer the Subscription Shares except (x) outside the United States pursuant to Rule 903 of Regulation S or (y) in the United States pursuant to a registration statement filed with the SEC that has been declared effective under the Securities Act or in a transaction that is exempt from the registration requirements of the Securities Act where prior to or at the closing of such transaction AstraZeneca has furnished to CAT or its designee (which has been disclosed to AstraZeneca at least 48 hours prior to closing) an opinion, reasonably satisfactory to CAT, of counsel experienced in US securities law matters to such effect, or pursuant to Rule 144 under the Securities Act (if available);

(ii)	not deposit the Subscription Shares in an unrestricted deposit facility maintained by a depositary bank; and

(iii)	notify any transferee to whom AstraZeneca subsequently reoffers, resells, pledges or otherwise transfers the Subscription Shares of the foregoing restrictions on transfer.

Notwithstanding the foregoing in this Clause 5.2(d), AstraZeneca may sell or transfer any or all of the Subscription Shares to any of its affiliates (as defined in Rule 501(b) under the Securities Act) provided that such affiliate executes promptly an undertaking substantially to the same effect as set out in Clauses 5.2 and 6.3 hereof.

5.3	The AstraZeneca Warranties shall not be extinguished or affected by Completion and shall remain in full force and effect.

5.4	The liability of AstraZeneca in respect of any claim under the AstraZeneca Warranties set forth in clause 5.1 above shall cease on the earlier of (i) a sale by AstraZeneca of all the Subscription Shares to a non-Affiliate of AstraZeneca and (ii) the expiry of a period of six months following publication of the interim statement of results of the CAT Group for the six months ended 31 March 2005 and in respect of any claim under the AstraZeneca Warranties set forth in Clause 5.2 above shall cease when the Subscription Shares cease to be “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act (in each case, except in respect of matters which have been the subject of a bona fide written claim which is made before the relevant date by or on behalf of CAT to AstraZeneca giving sufficient details of all material aspects of the claim, including CAT’s bona fide estimate of the amount thereof).

6.	DISPOSAL AND ACQUISITION OF SHARES IN CAT

6.1	AstraZeneca undertakes and covenants with CAT that it shall not without the prior written consent of CAT directly or indirectly sell, transfer, pledge or otherwise dispose of any interest in or any rights arising from or attached to any of the Subscription Shares (or any shares of CAT into which such shares are sub-divided, consolidated or converted) (a “Disposal”) until 12 months after the date of this Agreement (“Lock-up Period”) nor enter into any agreement to do so within such period. Following the end of the Lock-up Period and during the period of 36 months from the date of this Agreement, or, if shorter, the period up to the termination of the Collaboration Agreement (provided that such termination does not arise as a result of a breach of the terms of the Collaboration Agreement by AstraZeneca), AstraZeneca shall, prior to effecting any Disposal, notify CAT and take into consideration (in AstraZeneca’s absolute discretion) CAT’s reasonable representations with a view to maintaining an orderly market in the Ordinary Shares. In addition, during such period, CAT undertakes that its management will use their reasonable endeavours to co-operate with AstraZeneca with a view to achieving any Disposal in an orderly fashion, including where appropriate the preparation of marketing materials (the costs of such materials to be borne by AstraZeneca). Nothing in Clause 5 or this Clause 6 shall prevent AstraZeneca from:

(a)	accepting a general offer made to all or substantially all of the holders of the issued share capital of CAT (other than shares held by the offeror and persons acting in concert with it) for some or all of the issued share capital of CAT or from renouncing any rights AstraZeneca may have pursuant to a rights offering conducted by CAT during the Lock-up Period;

(b)	subject to clause 5.2 above, selling any Subscription Shares following the announcement of (i) a firm intention to make a takeover offer (within the meaning of section 428 of the Act and within the meaning of Rule 2.5 of the Code) by a third party or parties to acquire all the ordinary share capital of CAT (other than shares which at the date of the offer are held by the offeror and its associates (as defined in section 430E of the Act)) made in accordance with the Code as from time to time in force or (ii) any compromise or arrangement under section 425 of the Act providing for the acquisition by any person (or group of persons acting in concert (as such expression is defined in the Code)) of 50 per cent. or more of the equity share capital of CAT; or

(c)	subject to paragraph 5.2(d) above, distributing its Subscription Shares to the shareholders of AstraZeneca plc in connection with a demerger by AstraZeneca plc.

6.2	The restrictions contained in Clauses 5.2 and 6 shall not apply to any of the following:-

(a)	any compromise or arrangement under section 425 of the Act providing for the acquisition by any person (or group of persons acting in concert (as such expression is defined in the Code)) of 50 per cent. or more of the equity share capital of CAT; or

(b)	any scheme of reconstruction under section 110 of the Insolvency Act 1986 in relation to CAT; or

(c)	any transfer to CAT in connection with the purchase by CAT of its own shares.

6.3	Notwithstanding the provisions of Clause 5 and Clause 6.1, during the Lock-up Period, AstraZeneca shall be entitled to transfer any or all of the Subscription Shares owned by it to any of its Affiliates (a “Permitted Transferee”), provided that AstraZeneca shall procure that if a Permitted Transferee shall become the owner of any Subscription Shares then (i) the provisions of Clause 5 and Clause 6.1 shall apply to it mutatis mutandis as if references therein to “AstraZeneca” were references to “the Permitted Transferee” and (ii) if the Permitted Transferee ceases to be an Affiliate, AstraZeneca shall procure the immediate transfer of the Subscription Shares held by the Permitted Transferee back to itself or to another Affiliate of AstraZeneca.

6.4	Subject to the provisions of Clause 6.5, AstraZeneca hereby covenants with and undertakes to CAT that during the period of 36 months from the date of this Agreement, or, if shorter, the period up to the termination of the Collaboration Agreement (provided that such termination does not arise as a result of a breach of the terms of the Collaboration Agreement by AstraZeneca) (“Restricted Period”) neither AstraZeneca nor its Affiliates shall, save with the prior consent of CAT (such consent not to be unreasonably withheld or delayed), acquire, agree to acquire or own any interests in shares (as defined in section 208 of the Act) in the capital of CAT in addition to the Subscription Shares if, as a result of such acquisition, the percentage of CAT’s issued ordinary share capital represented by shares held by AstraZeneca and its Affiliates would exceed 19.907 per cent. of CAT’s issued ordinary share capital PROVIDED THAT this restriction shall not apply:

(a)	following the announcement of (i) a firm intention to make a takeover offer (within the meaning of section 428 of the Act and within the meaning of Rule 2.5 of the Code) by a third party or parties to acquire all the ordinary share capital of CAT (other than shares which at the date of the offer are held by the offeror and its associates (as defined in section 430E of the Act)) made in accordance with the Code as from time to time in force or (ii) any compromise or arrangement under Section 425 of the Act providing for the acquisition by any person (or group of persons acting in concert (as such expression is defined in the Code) of 50 per cent. or more of the equity share capital of CAT; or

(b)	to shares subscribed pursuant to any offer of shares in, or to be comprised in, the share capital of CAT being an offer made by, or on behalf of CAT.

6.5	Notwithstanding the provisions of Clause 6.4, if, at any time during the Restricted Period, a third party (not being an institutional investor, an Affiliate of AstraZeneca or otherwise acting in concert (as such term is defined in The City Code on Takeovers and Mergers) with AstraZeneca or any of its Affiliates) (a “Third Party”) acquires or agrees to acquire any interests in shares (as defined in section 208 of the Act) in the capital of CAT representing in aggregate a percentage of CAT’s issued ordinary share capital greater than that represented by shares then held by AstraZeneca and its Affiliates, then AstraZeneca and its Affiliates shall be permitted to acquire, agree to acquire or own additional shares in the capital of CAT only to the extent required to match, in aggregate, the percentage of CAT’s issued ordinary share capital acquired or agreed to be acquired by such Third Party.

6.6	AstraZeneca hereby covenants with and undertakes to CAT that during the Restricted Period, neither AstraZeneca nor any of its Affiliates shall make, or act as a concert party in relation to, an offer to acquire any shares in the capital of CAT under the Code unless such offer is recommended by a majority of the Board PROVIDED THAT this restriction shall not apply following the announcement of (i) a firm intention to make a takeover offer (within the meaning of section 428 of the Act) by a third party or parties to acquire all the ordinary share capital of CAT (other than shares which at the date of the offer are held by the offeror or its associates (as defined in section 430E of the Act)) made in accordance with the Code as from time to time in force or (ii) any compromise or arrangement under section 425 of the Act providing for the acquisition by any person (or group of persons acting in concert (as such expression is defined in the Code)) of 50 per cent. or more of the equity share capital of CAT.

7.	COSTS

Each of the parties to this Agreement shall be responsible for its own legal, professional and other costs arising from and incidental to this Agreement.

8.	RELATIONSHIP OF THE PARTIES

Nothing contained in this Agreement and no action taken by CAT or AstraZeneca pursuant to this Agreement shall constitute, or be deemed to constitute the parties as a partnership, unincorporated association, joint venture or other co-operative entity.

9.	ANNOUNCEMENTS

Save for announcements in the agreed form or as required by any governmental or regulatory authority or applicable law, no announcement or disclosure of this Agreement shall be made by either party, either before or after Completion in relation to any of the transactions provided for in this Agreement without the prior written consent of the other. In the case of an announcement or disclosure required by law, or any governmental or regulatory authority, the parties shall consult and cooperate to limit such announcement or disclosure to the extent required by law, or such governmental or regulatory authority. In the case of the announcements to be made by either party on Completion such consent shall not be unreasonably withheld or delayed. The parties irrevocably authorise each other to produce this Agreement to any interested party in any administrative or legal proceedings or official enquiry with respect to the matters covered herein.

10.	ASSIGNMENT

The benefit of this Agreement may not be assigned or charged by either of the parties hereto save that AstraZeneca may:

(i)	assign the whole of this Agreement to AstraZeneca plc or any UK subsidiary of AstraZeneca plc; or

(ii)	assign the benefit (only) of this Agreement to any subsidiary of AstraZeneca plc,

(each a “Permitted Assignee”) provided that, and only for so long as, the assignee remains a Permitted Assignee (failing which the benefit of this Agreement shall no longer be available to such assignee nor to any assignor) except that a party may assign such benefit absolutely or by way of security to any person with the prior consent in writing of the other party hereto and any purported assignment in contravention of this Clause shall be ineffective.

11.	NOTICES AND ADDRESS FOR SERVICE

Any notice required to be given under this Agreement shall be in writing and delivered by hand and/or sent by post (first class recorded delivery if inland and airmail if overseas) or facsimile (in the case of facsimile to be confirmed in writing within 48 hours of being sent by such notice being delivered or sent by first class recorded delivery as aforesaid). The address for service of each party shall be as follows:-

CAT:	Address:	Milstein Building
Granta Park
Cambridge CB1 6GH

	Facsimile No:	(0)1223 471472

	Attn of:	General Counsel

AstraZeneca:	Address:	15 Stanhope Gate
London W1K 1LN

	Facsimile No:	020 7304 5181/5151

	Attn of:	Company Secretary

11.1	A notice shall be deemed to have been served as follows:-

(a)	if delivered by hand, at the time of delivery;

(b)	if posted, at the expiration of 48 hours or (in the case of airmail) seven days after the envelope containing the same was delivered into the custody of the postal authorities;

(c)	if sent by facsimile or telemessage, at the expiration of twelve hours after the same was despatched, except that if a notice or other communication would be deemed to be delivered under the above provisions after 5.30 p.m. on any Business Day, they it shall be deemed instead to have been delivered at 9.30 am on the next Business Day.

11.2	In proving service of any notice, it shall be sufficient to show that delivery by hand was made, or in the case of postal delivery, that the envelope containing the communication was properly addressed and delivered into the custody of the postal authorities as a prepaid first class recorded delivery letter or, in the case of a facsimile, by production of a confirmatory transmission report.

12.	FURTHER ASSURANCE

The parties undertake that following Completion they will do all such things and execute all such documents as may be reasonably necessary to reflect the transactions contemplated by this Agreement.

13.	APPLICABLE LAW

13.1	This Agreement (and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to the Agreement or its formation) shall be governed by and construed in all respects in accordance with the laws of England.

13.2	The parties hereby irrevocably submit to the exclusive jurisdiction of the Courts of England in connection with any matter arising from this Agreement or the transactions contemplated hereby.

14.	WAIVER AND VARIATION

14.1	No omission to exercise or delay in exercising by either party any right, power or remedy provided by law or under this Agreement shall constitute a waiver of such right, power or remedy or any other right, power or remedy or impair such right, power or remedy. No single or partial exercise of any such right, power or remedy shall preclude or impair any other or further exercise thereof or the exercise of any other right, power or remedy provided by law or under this Agreement.

14.2	Any waiver of any right, power or remedy under this Agreement must be in writing and may be given subject to any conditions thought fit by the grantor. Unless otherwise expressly stated any waiver shall be effective only in the instance and only for the purpose for which it is given.

14.3	No variation to this Agreement shall be of any effect unless it is agreed in writing and signed by or on behalf of each party.

15.	ENTIRE AGREEMENT

15.1	So far as is permitted by law and except in the case of fraud, each of the parties agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for damages for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute).
15.2	Subject to the provisions of Clause 15.3 below, this Agreement together with any documents referred to herein constitutes the whole and only agreement between parties relating to and supersedes and extinguishes any prior drafts, previous agreements, undertakings, representations, warranties and arrangements of any nature whatsoever, whether or not in writing between the parties, in connection with the subject matter hereof.

15.3	Each of the parties acknowledges that in entering into this Agreement on the terms set out in this Agreement it has not relied on or been induced to enter into this Agreement by any representation, warranty, undertaking, promise or assurance made or given by an other party or any other person, whether or not in writing, at any time prior to the execution of this Agreement other than those expressly set out in this Agreement or in any other documents referred to herein.

15.4	Nothing in this Agreement or in any other document referred to herein shall be read or construed as excluding any liability or remedy as a result of fraud.

16.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

The parties to this agreement do not intend that any term of this agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this agreement.

17.	FULL NEGOTIATION

Each party acknowledges and agrees that the provisions of this Agreement have been the subject of discussion and negotiation and, with particular reference to any exclusion Clauses set out herein, are fair and reasonable having regard to the circumstances as at the date of this Agreement.

18.	COUNTERPARTS

18.1	This Agreement may be executed in any number of counterparts and by the parties on different counterparts, but shall not be effective until each party has executed at least one counterpart.

18.2	Each counterpart shall constitute an original of the Agreement but all the counterparts shall together constitute one and the same agreement.

IN WITNESS whereof this Agreement has been executed on the day and year first before written.

Signed by	)
for and on behalf of CAMBRIDGE	)
ANTIBODY TECHNOLOGY GROUP	)
PLC	)

Signed by	)
for and on behalf of ASTRAZENECA UK	)
LIMITED